                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                             SCHEDULE 13G


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. 1)*


                 Elsag Bailey Process Automation N.V.
-----------------------------------------------------------------
                           (Name of Issuer)


                             Common Stock
-----------------------------------------------------------------
                    (Title of Class of Securities)


                               N2925S101
           -------------------------------------------------
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Page 1 of 10 pages
CUSIP No. N2925S101               13G               Page 2 of 10 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Berger Associates, Inc.  ID No. 13-2750052

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               5    SOLE VOTING POWER

                    -0-

               6    SHARED VOTING POWER

                    -0-

               7    SOLE DISPOSITIVE POWER

                    -0-

               8    SHARED DISPOSITIVE POWER

                    -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

     N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

12   TYPE OF REPORTING PERSON

     IA, CO

CUSIP No. N2925S101               13G               Page 3 of 10 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kansas City Southern Industries, Inc.   ID No. 44-0663509

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               5    SOLE VOTING POWER

                    -0-

               6    SHARED VOTING POWER

                    -0-

               7    SOLE DISPOSITIVE POWER

                    -0-

               8    SHARED DISPOSITIVE POWER

                    -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

     N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

12   TYPE OF REPORTING PERSON

     HC, CO

SCHEDULE 13G                                              Page 4 of 10
----------------------------------------------------------------------
CUSIP No. N2925S101               Elsag Bailey Process Automation N.V.
----------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer:  Elsag Bailey Process Automation N.V.

     (b)  Address of Issuer's Principal Executive Offices:
          Zijlstraat 70-74, 2011TR
          Haarlem, The Netherlands

Item 2.

     (a)  Name of Person Filing:

          (1)  Berger Associates, Inc.
          (2)  Kansas City Southern Industries, Inc.

     (b)  Address of Principal Business Office:

          (1)  Berger Associates, Inc.
               210 University Boulevard, Suite 900
               Denver, Colorado  80206

          (2)  Kansas City Southern Industries, Inc.
               114 West 11th Street
               Kansas City, MO  64105

     (c)  Citizenship:

          (1)  Berger Associates, Inc.:  Delaware

          (2)  Kansas City Southern Industries, Inc.:  Delaware

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  N2925S101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  ____ Broker or Dealer registered under Section 15 of the Act
     (b)  ____ Bank as defined in section 3(a)(6) of the Act
     (c) ____ Insurance Company as defined in section 3(a)(19) of the Act
     (d) ____ Investment Company registered under section 8 of the Investment Company Act

SCHEDULE 13G                                              Page 5 of 10
----------------------------------------------------------------------
CUSIP No. N2925S101               Elsag Bailey Process Automation N.V.
----------------------------------------------------------------------

     (e)   X   Investment Adviser registered under section 203 of the
          ---- Investment Advisers Act of 1940/1/
     (f)  ____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
               Security Act of 1974 or Endowment Fund; see
               section 240.13d-1(b)(1)(ii)(F)
     (g)   X   Parent Holding Company, in accordance with section
          ---- 240.13d-1(b)(1)(ii)(G) (Note:  See Item 7)/2/
     (h)  ____ Group, in accordance with section
               240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership

     (a)  Amount Beneficially Owned:

          (1)  Berger Associates, Inc.:                            0
                                                            --------

          (2)  Kansas City Southern Industries, Inc.:              0
                                                            --------

     (b)  Percent of Class:

          (1)  Berger Associates, Inc.:                         0.0%
                                                                ---

          (2)  Kansas City Southern Industries, Inc.:           0.0%
                                                                ---

     (c)  Number of shares as to which such person has:

          (1)  Berger Associates, Inc.:

                     (i) sole power to vote or to direct the vote

                                   0
                              ------

                    (ii) shared power to vote or to direct the vote

                                   0
                              ------

----------------------------
/1/  Berger Associates, Inc. is a registered investment adviser.

/2/ Kansas City Southern Industries, Inc. ("KCSI") is the parent holding company of Berger Associates, Inc. KCSI owns approxi-mately 87% of Berger Associates, Inc. and is filing this statement solely as a result of such stock ownership which may be deemed to give KCSI control over Berger Associates, Inc.

SCHEDULE 13G                                              Page 6 of 10
----------------------------------------------------------------------
CUSIP No. N2925S101               Elsag Bailey Process Automation N.V.
----------------------------------------------------------------------

                   (iii) sole power to dispose or to direct the
                         disposition of

                                   0
                              ------

                    (iv) shared power to dispose or to direct the
                         disposition of

                                   0
                              ------

          (2)  Kansas City Southern Industries, Inc.

                     (i) sole power to vote or to direct the vote

                                   0
                              ------

                    (ii) shared power to vote or to direct the vote

                                   0
                              ------

                   (iii) sole power to dispose or to direct the
                         disposition of

                                   0
                              ------

                    (iv) shared power to dispose or to direct the
                         disposition of

                                   0
                              ------

Item 5.   Ownership of Five Percent or Less of a Class

          This statement is being filed to report the fact that as of the date hereof Berger Associates, Inc. has ceased to be the beneficial owner of more than five percent of the class of securities referenced herein. [X]


Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person

          N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company

SCHEDULE 13G                                              Page 7 of 10
----------------------------------------------------------------------
CUSIP No. N2925S101               Elsag Bailey Process Automation N.V.
----------------------------------------------------------------------

          This statement has been filed jointly by KCSI (parent holding company) and Berger Associates, Inc. (its registered investment adviser subsidiary) and information relating to Berger Associates, Inc. has been included herein.

Item 8.   Identification and Classification of Members of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item 10.  Certification

          N/A

SCHEDULE 13G                                              Page 8 of 10
----------------------------------------------------------------------
CUSIP No. N2925S101               Elsag Bailey Process Automation N.V.
----------------------------------------------------------------------

                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   BERGER ASSOCIATES, INC.:


                                   February 12, 1997
                                   -----------------------------------
                                   Date


                                   KEVIN R. FAY
                                   -----------------------------------
                                   Signature


                                   Kevin R. Fay, Sr. Vice President -
                                   Finance and Administration
                                   -----------------------------------
                                   Name/Title


                                   KANSAS CITY SOUTHERN INDUSTRIES,
                                   INC.


                                   February 12, 1997
                                   -----------------------------------
                                   Date


                                   LOUIS G. VAN HORN
                                   -----------------------------------
                                   Signature


                                   Louis G. Van Horn,
                                   Vice President and Comptroller
                                   -----------------------------------
                                   Name/Title

                             EXHIBIT INDEX
                             -------------

Exhibit            Document                       Page No.

A              Joint Filing Agreement                10


                             Page 9 of 10